Prospectus Supplement No. 9
Filed Pursuant to Rule 424(b)(3)
File No. 333-124457

Prospectus Supplement No. 9

(to Prospectus dated May 26, 2005)

This Prospectus Supplement No. 9 supplements and amends the Prospectus dated May 26, 2005, as supplemented and amended by Supplement No. 1 thereto dated June 14, 2005, Supplement No. 2 thereto dated July 15, 2005, Supplement No. 3 thereto dated July 21, 2005, Supplement No. 4 thereto dated July 25, 2005, Supplement No. 5 thereto dated August 9, 2005, Supplement No. 6 thereto dated August 25, 2005, Supplement No. 7 thereto dated September 14, 2005, and Supplement No. 8 thereto dated September 23, 2005 (collectively, the “Prospectus”), relating to the sale from time to time of up to 63,122,500 shares of our common stock by certain selling shareholders.

On November 8, 2005, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K relating to our entry into a letter agreement with our President and Chief Executive Officer regarding relocation expenses, our appointment of a Vice President, Sales, and our entry into a letter agreement with our Vice President, Sales. The attached information supplements and supersedes, in part, the information contained in the Prospectus.

This Prospectus Supplement No. 9 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 9 supersedes the information contained in the Prospectus.

Our shares of common stock are quoted on the OTC Bulletin Board and trade under the ticker symbol “MDCV.”  On November 7, 2005, the closing price of a share on the OTC Bulletin Board was $0.84.

Investing in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 6 of the Prospectus dated May 26, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 9 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 9 is November 8, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

November 2, 2005

Date of report (Date of earliest event reported)

MedicalCV, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	0-33295	41-1717208
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9725 South Robert Trail

Inver Grove Heights, Minnesota 55077

(Address of principal executive offices, including zip code)

(651) 452-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01                                       ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

Relocation Agreement

On November 2, 2005, we entered into a letter agreement with our President and Chief Executive Officer Marc P. Flores. The agreement set forth details regarding our company’s agreement to reimburse Mr. Flores for certain expenses in connection with the sale of his Nevada home, relocation expenses and expenses in connection with the establishment of a Minnesota residence.

We entered into this letter agreement because we determined that our outlay for reimbursement of travel and lodging expenses would decline when Mr. Flores completes his move to Minnesota, but Mr. Flores has advised us that it is an inopportune time to put his Nevada home on the market.

To assist Mr. Flores with the financial burden of maintaining a temporary Twin Cities residence, we have agreed to pay Mr. Flores, for a period of up to one year, a supplemental payment of $2,500 per month (such payments to end November 1, 2006, or upon Mr. Flores’ sale of his Nevada residence). We also agreed to reimburse Mr. Flores for the cost of transporting his vehicles and household goods to the temporary Minnesota residence. In addition, if Mr. Flores sells his Nevada home on or before November 1, 2006, we agreed to pay for (1) packing, transportation and delivery of household goods by a national freight carrier, (2) reasonable and customary real estate closing costs of the sale of his Nevada home, and (3) reasonable and customary closing costs for the purchase of his Minnesota residence. If the foregoing benefits result in additional taxable income to Mr. Flores, we also agreed to gross up the benefits payable to Mr. Flores to cover such taxes.

The understanding set forth in the letter agreement supersedes all prior understandings and agreements covering Mr. Flores’ relocation. The provisions set forth in the letter agreement will terminate upon Mr. Flores’ termination, except to the extent that Mr. Flores has incurred or submitted a reimbursement expense prior to such termination.

The foregoing description is qualified in its entirety by reference to the letter agreement, which appears as Exhibit 10.1 to this Current Report on Form 8-K.

Letter Agreement

On November 3, 2005, we entered into a letter agreement with James E. Jeter to serve as our Vice President, Sales, commencing November 7, 2005. Under this agreement, Mr. Jeter’s base salary was set at $125,000 per year, with eligibility to receive another $125,000 per year in bonuses. For the first three months, we agreed to pay Mr. Jeter based on annual compensation of $175,000 per year (base and bonus). We also agreed to grant Mr. Jeter a ten-year stock option under our Amended and Restated 2001 Equity Incentive Plan to purchase 232,500 shares of common stock at $0.84 per share with vesting of 25 percent on the first anniversary of grant and 6.25 percent vesting on each subsequent quarterly anniversary.

The foregoing description is qualified in its entirety by reference to the letter agreement, which appears as Exhibit 10.2 to this Current Report on Form 8-K.

ITEM 5.02                                       DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

(c)                                  On November 7, 2005, we announced that James E. Jeter will serve as our Vice President, Sales, commencing November 7, 2005. Mr. Jeter, age 42, most recently served as a Central States Region Manager for Medtronic, Inc. from August 2004 to November 2005, where he led a team charged with

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revenue growth across three product platforms:  cardiac revascularization, atrial fibrillation and Coalescent anastomotic devices. From January 2001 to August 2004, Mr. Jeter was a Regional Sales Manager, then a Divisional Sales Manager, with Coalescent Surgical (acquired by Medtronic in 2004) tasked with starting and building the anastomotic device business for cardiac and vascular surgeons in the company’s Central States Division. From July 1999 to January 2001, Mr. Jeter was a co-managing partner of Innovative Surgical Products. Previously, he held a series of positions, including Director of Sales, Cardiac Division, with the Genzyme Corporation. There are no familial relationships between Mr. Jeter and any other officer or director of our company. Each of our executive officers is appointed to serve until his or her successor is duly appointed or his or her earlier removal or resignation from office.

On November 3, 2005, we entered into a letter agreement with Mr. Jeter. A description of such letter agreement, which is set forth above under Item 1.01, is incorporated by reference in response to this Item 5.02.

ITEM 9.01                                     FINANCIAL STATEMENTS AND EXHIBITS

(c)                                  Exhibits

See “Exhibit Index.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MedicalCV, Inc.

Date: November 8, 2005	By:	/s/ John H. Jungbauer
John H. Jungbauer
Vice President, Finance and Chief Financial Officer

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EXHIBIT INDEX

Exhibit
Number	Description

10.1	Letter Agreement by and between the Registrant and Marc P. Flores, dated November 2, 2005.

10.2	Letter Agreement by and between the Registrant and James E. Jeter, dated November 3, 2005.

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EXHIBIT 10.1

November 2, 2005

Mr. Marc P. Flores

President and Chief Executive Officer

c/o MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN 55077

Dear Mr. Flores:

Reference is made to your offer letter dated August 27, 2004 (the “Offer Letter”), pursuant to which MedicalCV, Inc. (the “Company”) employed you as its President and Chief Executive Officer. The Offer Letter described the Company’s obligation to reimburse you for certain expenses in connection with the sale of your Nevada home, relocation expenses and expenses in connection with the establishment of a Minnesota residence (“Relocation Expenses”). The Board of Directors of the Company has approved the following revised arrangements.

Since the commencement of your employment, you have continued to maintain your Nevada home while commuting to the Twin Cities area. The Company and you determined that this strategy was reasonable and acceptable in view of the fact that initially, the Company’s financial condition was uncertain, you and other members of senior management spent much of your time traveling to the East and West coasts in connection with meetings with financing sources and for meetings in various states at medical centers with physicians. During this time, your family, including school-age children, was rooted in the Lake Tahoe, Nevada community. Now that the Company has received its funding for operations in 2005 and most of 2006, you have determined to move your family to Minnesota. You will be living in a temporary rented residence. Your move to Minnesota should be completed by November 5, 2005. During the period of your residence in Nevada, the Company has paid all of your travel expenses, including reimbursing you for travel to Minnesota. The Company has also reimbursed you for lodging expenses. The Company’s outlay for reimbursement of your travel and lodging expenses will substantially reduce when you complete your move of residence to Minnesota. The Company believes that a move of residence to Minnesota will reduce your burden of travel and will ease the burden on your family due to your commuting schedule.

You have not sold your Nevada residence to date and have advised the Company that this is an inopportune time to put your home on the market. You have advised the Company that when you determine to sell your Nevada residence, the prime time for offering it for sale would be during the spring and summer months. In the meantime, to assist you with the additional financial burden of maintaining the temporary Twin Cities residence, the Company agrees to pay you for a period of one year commencing November 1, 2005, a supplemental payment, in addition to your agreed-upon salary and bonus compensation, in the amount of $2,500 per month. Such monthly payment will end on November 1, 2006, or earlier if you sell your Nevada residence. The Company will also reimburse you for the cost of transporting your family, pets, personal vehicles and household goods to the temporary Minnesota residence.

In addition, the Company agrees to pay or reimburse to you the following Relocation Expenses if you sell your home in Nevada and move to Minnesota:

1.                                       Packing, transport and delivery of your household goods by a national freight carrier.

2.                                       Reasonable and customary real estate closing costs for the sale of your home, excluding seller paid points, prorated taxes, prorated interest and seller’s allowances.

3.                                       Customary closing costs for the purchase of your Minnesota residence, with a maximum of 1 percent for a loan origination fee and excluding discount points, prepaids and homeowner association fees.

All expenses are subject to Company review for reasonableness and will be reimbursed only to the extent they are incurred on or before November 1, 2006.

To the extent the above benefits result in additional taxable wages to you, the Company will make a separate payment to you for each tax year in which you receive either the supplemental payment or Relocation Expenses to cover such additional state or federal income taxes.

The understanding reached in this Letter-Agreement will supersede all prior understandings and agreements concerning the subject matter hereof, including your Employment Agreement, dated August 8, 2005. The provisions for payments to you in this Letter-Agreement will terminate upon the termination of your employment, except to the extent you have incurred or submitted a reimbursement expense prior to such termination.

If this letter correctly sets forth the understanding we have reached, please indicate your acceptance by signing and returning one copy of this letter.

Very truly yours,

/s/ Susan L. Critzer
Susan L. Critzer
Chairperson

Agreed and accepted, effective November 3, 2005

/s/ Marc P. Flores
Marc P. Flores

EXHIBIT 10.2

November 3, 2005

James E. Jeter

10904 West 120th Street

Overland Park, KS  66213

Dear Jim:

The following will serve as an agreement for you to join MedicalCV, Inc. as Vice President, Sales commencing Monday, November 7, 2005.

Your base compensation will be at a monthly rate of $10,416.67, with performance bonuses at plan at the same rate. For the first three months, you will be guaranteed a minimum of $14,583.34 per month (which includes base compensation and bonus) with an upside at plan at $20,833.34 (which includes base compensation and bonus). You will have fringe benefits the same as all full-time employees including medical/dental insurance (amount is determined by the number of dependents covered), 401(k) (employer matches 20 percent of the first 10 percent contributed), and term life insurance of $50,000.

You will receive a ten-year stock option for 232,500 shares of common stock priced at market on the date you start your employment with a vesting period of 25 percent on the first year anniversary of the grant and 6.25 percent  on each subsequent quarterly anniversary.

The basic terms and conditions of your employment will be set forth in the company’s standard form of executive employment agreement that you and the Company will enter into upon commencement of your employment.  That agreement will contain a general description of your duties, the Company’s responsibilities to you, confidentiality, inventions, nondisclosure and non-competition provisions. We will forward that agreement to you on Friday, November 4, 2005.

Congratulations on your new position. I am looking forward to working with you. We will do a public relations press release, reviewed by both parties, as soon as this agreement is effective.

If you are in agreement with the above, please sign below. The signed acceptance agreement deadline is Friday, November 4, 2005 at 5:00 central time. If you have any questions, please call Jack Jungbauer at (651) 234-6699.

/s/ Marc P. Flores	/s/ James E. Jeter
Marc P. Flores	James E. Jeter
President and CEO

November 4, 2005
Date